UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sharper Image Corporation

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

820013100

(CUSIP Number)

Richard J. Thalheimer

c/o Sharper Image Corporation

350 The Embarcadero, 6th Floor

San Francisco, CA 94105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

13D

CUSIP No. 826170102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Richard J. Thalheimer ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,598,462 shares of Common Stock
8 SHARED VOTING POWER 702,496 shares of Common Stock
9 SOLE DISPOSITIVE POWER 2,598,462 shares of Common Stock
10 SHARED DISPOSITIVE POWER 702,496 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,958 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Common Stock”), of Sharper Image Corporation, a Delaware corporation (the “Company”). The principal executive office of the Company is located at 350 The Embarcadero, 6th Floor, San Francisco, CA 94105.

Item 2.	Identity and Background.

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Richard J. Thalheimer. Mr. Thalheimer is the Founder, Chairman and Chief Executive Officer of the Company, a specialty retailer, and shares the Company’s business address.

During the last five years, Mr. Thalheimer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has not been and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Thalheimer is a citizen of the United States.

On May 9, 2006, the Company, Mr. Thalheimer, the Thalheimer Entities (as defined in Item 4 below), and the Knightspoint Group Members (as defined in Item 4 below), entered into a Settlement Agreement (the “Settlement Agreement”), pursuant to which the Thalheimer Entities and the Knightspoint Group Members agreed to cause all of their beneficially owned shares of Common Stock to be present for quorum purposes and to be voted in favor of the director nominees named in Item 4 below at the Company’s 2006 Annual Meeting (as defined in Item 4 below). As a result of this obligation to vote in favor of the nominees set forth in the Settlement Agreement, Mr. Thalheimer and the Thalheimer Entities may be deemed to be a group, as such term is defined in Rule 13d-5(b)(1) under Exchange Act, with the Knightspoint Group Members until the vote occurs at the 2006 Annual Meeting. Mr. Thalheimer does not affirm its membership in such a group and disclaims any beneficial ownership of Common Stock held by the Knightspoint Group Members (the “Knightspoint Shares”).

Item 3.	Source and Amount of Funds or Other Consideration.

On May 9, 2006, the Company, Mr. Thalheimer, the Thalheimer Entities, and the Knightspoint Group Members, entered into the Settlement Agreement, pursuant to which the Thalheimer Entities and the Knightspoint Group Members agreed to cause all of their beneficially owned shares of Common Stock to be present for quorum purposes and to be voted in favor of the director nominees named in Item 4 below at the Company’s 2006 Annual Meeting.

Item 4.	Purpose of Transaction.

This statement is being filed in connection with the Settlement Agreement among the Company, the Thalheimer Entities and the Knightspoint Group Members.

On May 9, 2006, the Company, Richard J. Thalheimer, individually and as trustee of each of the Richard J. Thalheimer Revocable Trust, the Richard J. Thalheimer 1997 Annuity Trust, the Thalheimer Grantor Annuity Trust of 1997, and the Richard J. Thalheimer 2005 Annuity Trust, and John Comyns, as trustee of each of the Richard Thalheimer Children’s Trust of 1989, the Richard and Elyse Thalheimer Irrevocable Trust of 1995, and the Richard J. Thalheimer Irrevocable Trust of 1999 (collectively, the “Thalheimer Entities”), and Knightspoint Partners II, L.P., Knightspoint Capital Management II, LLC, Knightspoint Partners LLC, Michael Koeneke, David Meyer, Jerry W. Levin, Starboard Value and Opportunity Master Fund Ltd., Ramius Capital Group, LLC, C4S & Co., L.L.C., Ramius Advisors, L.L.C., Peter A. Cohen, Jeffrey M. Solomon, Morgan B. Stark, Thomas W. Strauss, Parche, LLC and Admiral Advisors, LLC (collectively, the “Knightspoint Group Members”) entered into the Settlement Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference. The description of the Settlement Agreement set forth herein is qualified in its entirety by the text of the Settlement Agreement attached hereto.

Under the Settlement Agreement, the Company agreed to cause its 2006 annual meeting of stockholders to occur no later than July 6, 2006 and to nominate the following individuals to the Board of Directors of the Company: Jerry W. Levin, Michael Koeneke and David Meyer (the “Knightspoint Nominees”), Mr. Thalheimer, Morton David and George James (the “Thalheimer Nominees”) and William R. Fields, Howard Gross and Howard Liebman (the “Independent Nominees”). The Company agreed to solicit votes for each of these nominees’ election in the same manner and cause its Board of Directors to recommend that the Company’s stockholders vote for these nominees as directors of the Company at the 2006 Annual Meeting. The Company agreed to use commercially reasonable efforts to solicit proxies in favor of the election of these nominees at the 2006 Annual Meeting. The Company also agreed not to submit any matters to a stockholder vote at the 2006 Annual Meeting other than: (i) the election of the above-referenced nominees to the Board and (ii) the ratification of the appointment of the Company’s outside auditor.

Under the Settlement Agreement, the Company agreed to take such action necessary so that effective as of the election of Directors at the Company’s 2006 Annual Meeting of Stockholders (the “2006 Annual Meeting”), the size of the Board shall be fixed at nine members. The Settlement Agreement also provides that if any of the Independent Nominees cannot serve as a Director on the date of the 2006 Annual Meeting but can serve at a later date prior to the Company’s 2007 Annual Meeting of Stockholders (the “2007 Annual Meeting”), a director seat shall remain vacant and such nominee shall be appointed to the Board when he is able to serve. If any of the Knightspoint Nominees is unable or elects not to continue to serve as a Director once elected after the 2006 Annual Meeting, then the Knightspoint Group Members shall be entitled to select a replacement Director. If any Thalheimer Nominee is unable or elects not to continue to serve as a Director once elected at the 2006 Annual Meeting, then the Thalheimer Entities shall be entitled to select a replacement Director. If any Independent Nominee unable or elects not to continue to serve as a Director once elected at the 2006 Annual Meeting, then the Company shall select a replacement Director, and each of the Knightspoint Group Members and the Thalheimer Entities shall cause its Directors to elect such replacement Director.

The Company shall not be required to nominate any Knightspoint Nominees unless at all times after May 9, 2006 and prior to the 2006 Annual Meeting the Knightspoint Group Members beneficially own at least an aggregate of 1,750,000 shares of Common Stock, adjusted proportionally in all cases to reflect any stock dividend or distribution, stock split, reverse stock split, combination, recapitalization or similar transaction affecting the outstanding shares of Common Stock after May 9, 2006 (the “Minimum Condition”). Prior to the 2006 Annual Meeting, the Knightspoint Group Members shall notify the Company promptly (and in any event within one business day) if, at any time, the Knightspoint Group Members shall fail to satisfy the Minimum Condition (as defined below). After the 2006 Annual Meeting but prior to the expiration of the Standstill Period applicable to the Knightspoint Group Members, the Knightspoint Group Members agreed to notify the Company promptly if, at any time, the Knightspoint Group Members shall fail to satisfy the Minimum Three-Seat Threshold, the Minimum Two-Seat Threshold or the Minimum One-Seat Threshold (each as defined below).

The Thalheimer Entities and the Knightspoint Group Members agreed to cause all of their beneficially owned shares of Common Stock to be present for quorum purposes at the 2006 Annual Meeting and to be voted in favor of the Knightspoint Nominees, the Thalheimer Nominees and the Independent Nominees.

If, at any time after the Knightspoint Nominees are elected to the Board but prior to the expiration of the Standstill Period (as defined below), (a) the Knightspoint Group Members shall fail to satisfy the Minimum Three-Seat Threshold but shall satisfy the Minimum Two-Seat Threshold, the Knightspoint Group Members shall cause one Knightspoint Nominee selected by the Knightspoint Group Members to resign immediately; (b) the Knightspoint Group Members shall fail to satisfy the Minimum Three-Seat Threshold and the Minimum Two-Seat Threshold but shall satisfy the Minimum One-Seat Threshold, the Knightspoint Group Members shall select one Knightspoint Nominee to remain on the Board and shall cause all other Knightspoint Nominees on the Board to resign immediately; or (c) the Knightspoint Group Members shall fail to satisfy the Minimum Three-Seat Threshold, the Minimum Two-Seat Threshold and the Minimum One-Seat Threshold, the Knightspoint Group Members shall cause all Knightspoint Nominees on the Board to resign immediately.

Each of the Knightspoint Group Members and the Thalheimer Entities agreed in the Settlement Agreement that, during the Standstill Period applicable to such party, neither it nor any of its affiliates or associates shall, unless otherwise approved by at least 66 2/3% of the members of the Board of Directors of the Company, directly or indirectly:

(a) form, join in or in any other way participate in a “partnership, limited partnership, syndicate or other group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement or subject any shares of Common Stock to any voting agreement or pooling arrangement, other than solely with other Knightspoint Group Members or one or more affiliates of a Knightspoint Group Member, Thalheimer Entities or one or more affiliates of a Thalheimer Entity or pursuant to the Settlement Agreement;

(b) Solicit proxies or written consents of stockholders, or otherwise conduct any nonbinding referendum with respect to Common Stock, or make, or in any way participate in, any “solicitation” of any “proxy” to vote any shares of Common Stock with respect to any matter in opposition to any recommendation of the Board, or become a “participant” in any contested solicitation for the election of Directors with respect to the Company (as such terms are defined or used under the Exchange Act);

(c) Solicit, seek to effect, or negotiate with any Person with respect to, or propose to enter into or otherwise make any public announcement or proposal whatsoever with respect to (i) a merger, consolidation, business combination, share exchange, restructuring, recapitalization or acquisition or other extraordinary transaction involving the Company or any similar transaction involving a material portion of the assets of the Company, (ii) the sale, lease, exchange, pledge, mortgage or transfer (including through any arrangement having substantially the same economic effect as a sale of assets) of all or a material portion of the assets of the Company and its subsidiaries, taken as a whole, (iii) the purchase of 25% or more of the outstanding equity securities of the Company, whether by tender offer, exchange offer or otherwise, (iv) the liquidation or dissolution of the Company, or (v) the issuance by the Company of any equity securities as consideration for the assets or securities of another Person; or

(d) Except in its capacity as a Director of the Company, submit any stockholder proposal, or any notice of nomination or other business under the Company’s Bylaws, or nominate or oppose Directors for election.

The Settlement Agreement provides that the above provisions do not prohibit any of the nominees from (i) engaging in lawful acts in his or her capacity as a Director that such Director believes is reasonably necessary in connection with such Director’s exercise of his or her fiduciary duties as a Director or (ii) making any public statements regarding a transaction of the type described the Settlement Agreement. The Standstill Period runs from the date of the Settlement Agreement through the 30th day before the director nomination deadline applicable to stockholders for the 2007 Annual Meeting pursuant to the Company’s Bylaws (ending not later than March 31, 2007), unless, in the case of the Thalheimer Entities, earlier terminated as provided in the Settlement Agreement.

In the Settlement Agreement, Richard Thalheimer also agreed that the terms of the Settlement Agreement do not change his position as Chairman of the Board of Directors and Chief Executive Officer of the Company, subject to the terms of his employment agreement dated October 21, 2002 with the Company (the “Employment Agreement”). Richard J. Thalheimer also acknowledged that the Settlement Agreement amended his Employment Agreement so that the changes to the Board of Directors and the other actions contemplated by the Settlement Agreement do not constitute a “Change In Control” or a “Good Reason” pursuant to the Employment Agreement and that the Employment Agreement shall otherwise continue in full force and effect. However, if during the Standstill Period, Richard J. Thalheimer is terminated by the Company without “Cause” or if “Good Reason” has occurred (as such terms are defined in the Employment Agreement), the Standstill Period with respect to the Thalheimer Entities shall terminate and neither Richard J. Thalheimer nor any Thalheimer Entity shall have any further obligation under the Settlement Agreement.

Under the Settlement Agreement, the Company agreed to reimburse the Knightspoint Group Members for up to $78,125 of out-of-pocket fees and expenses incurred in connection with the proxy solicitation and the negotiation and execution of the Settlement Agreement and all related activities and matters.

Definitions:

“Minimum One-Seat Threshold” shall mean beneficial ownership by the Knightspoint Group Members of at least an aggregate number of shares of Common Stock of the Company representing at least 25% but less than 50% of the Minimum Condition.

“Minimum Two-Seat Threshold” shall mean beneficial ownership by the Knightspoint Group Members of at least an aggregate number of shares of Common Stock representing at least 50% but less than 75% of the Minimum Condition.

“Minimum Three-Seat Threshold” shall mean beneficial ownership by the Knightspoint Group Members of at least an aggregate number of shares of Common Stock representing at least 75% of the Minimum Condition.

“No-Seat Threshold” shall mean beneficial ownership by the Knightspoint Group Members of an aggregate number of shares of Common Stock representing less than 25% of the Minimum Condition.

Item 5. Interest in Securities of the Issuer.

(a) The 3,300,958 shares of Common Stock reported in this Schedule 13D include 1,689,962 shares owned by the Richard J. Thalheimer Revocable Trust of which Mr. Richard Thalheimer is trustee and sole beneficiary; 67,500 shares owned by the Richard Thalheimer Children’s Trust of 1989; 131,969 shares owned by the Richard and Elyse Thalheimer Irrevocable Trust of 1995; 183,673 shares owned by the Richard J. Thalheimer 1997 Annuity Trust, of which Mr. Richard Thalheimer is trustee; 268,722 shares owned by Thalheimer Grantor Annuity Trust of 1997, of which Mr. Richard Thalheimer is trustee; 50,632 shares owned by the Richard J. Thalheimer Irrevocable Trust of 1999; 300,000 shares owned by Richard J. Thalheimer 2005 Annuity Trust of which Mr. Richard Thalheimer is trustee; and 608,500 shares issuable upon exercise of options, which are currently exercisable or will become exercisable within 60 days. This aggregate number of shares constitutes approximately 22.1% of the outstanding shares of Common Stock.

In addition, based upon information filed with the SEC, the Knightspoint Group Members collectively beneficially own 1,909,012 shares of Common Stock or approximately 12.8% of the outstanding Common Stock of the Company. The Knightspoint Group Members and the Thalheimer Entities beneficially own collectively in the aggregate 5,209,970 shares of Common Stock or approximately 34.8% of the outstanding Common Stock of the Company.

(b) Mr. Thalheimer shares voting and dispositive power over 702,496 shares and has sole voting and dispositive power over 2,598,462 shares. Mr. Thalheimer is not entitled to any rights as a stockholder of the Company as to the Knightspoint Shares and disclaims all beneficial ownership of the Knightspoint Shares.

(c) On May 9, 2006, Mr. Thalheimer entered into the Settlement Agreement described in Item 4 above.

(d) To the knowledge of Mr. Thalheimer, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 9, 2006, the Company, the Thalheimer Entities and the Knightspoint Group Members entered into the Settlement Agreement, which is described in Item 4. Mr. Thalheimer entered into an Employment Agreement with the Company on October 21, 2002 that provides for the acceleration of his Company stock options on certain terminations of employment.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Settlement Agreement dated May 9, 2006

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2006

By:	/s/ Richard J. Thalheimer
Richard J. Thalheimer
Chief Executive Officer